

August 30, 2010

Mr. Peter S. Hathaway
Executive Vice President and Chief Financial Officer
JDA Software Group, Inc.
14400 North 87th Street
Scottsdale, Arizona 85260

>   **Re: JDA Software Group, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed March 16, 2010**
>   **File No. 000-27876**

Dear Mr. Hathaway:

We have reviewed your letter dated August 18, 2010 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 4, 2010.

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)

1.   We have reviewed your response to prior comment 1 and we believe that your current presentation in your Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) related to deferred compensation is inappropriate based on the guidance under paragraph 74 of SFAS 123R and as noted in paragraph 2 of SAB 107 which states that, "Topic 4.E. is modified to delete the references and related guidance to compensation and deferred compensation. Statement 123R requires compensation costs to be recognized in the financial statements as services are provided by employees and does not permit those costs to be recognized as deferred compensation on the balance sheet before." Please tell us how you intend to comply with the guidance in SFAS 123R and SAB 107 to eliminate the recognition of deferred compensation when you issue performance share awards.

Note 17. Income Taxes, page 89

2.   We have reviewed your response to prior comment 3 and we are unable to concur with your qualitative analysis related to certain income tax errors based on your assertion that the adjustments relate solely to the income tax provision and are not pervasive to the financial statements and that investors, analysts and management do not consider the income tax provision when evaluating the overall performance of the company. Please provide us with an updated qualitative analysis that considers a combination of factors that support your assertion that the errors identified were not material to the years ended December 31, 2007 and 2008.

3.   We note you reviewed the quantitative impact of the correction of the errors using the iron curtain method in 2007 since the misstatements were corrected in 2008. Please provide us with a quantitative materiality analysis of the errors that utilizes the rollover approach for the years ended December 31, 2005, 2006 and 2007. Additionally, please provide us with an updated quantitative materiality analysis under both the rollover and iron curtain approach that takes into account the income tax errors as well as any other errors noted in your financial statements (i.e. interest rate swap and India tax holiday).

4.   Please provide us with a separate domestic and foreign rate reconciliation for 2008 which in total agrees with the rate reconciliation on page 89. In your reconciliation, please present separately each reconciling item (including each error) greater than five percent of the amount computed by multiplying the income before tax by the applicable statutory Federal income tax rate and include a narrative description for each reconciling item.

5.   Please revise future filings to comply with the disclosure requirements under Rule 4-08(h) of Regulation S-X. In this regard, we note that you currently do not separately present the domestic and foreign portion of your deferred income taxes in your presentation of the components of your income tax provision. Additionally, in your rate reconciliation you currently aggregate reconciling items (including the errors noted in your previous response) greater than five percent of the amount computed by multiplying the income before tax by the applicable statutory Federal income tax rate.

        You may contact the undersigned at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters.

                                                        Sincerely,

                                                        Patrick Gilmore
                                                        Accounting Branch Chief